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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             Hewlett-Packard Company
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    428236103
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                                 (CUSIP Number)


                                  July 17, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

         Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). [X]



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CUSIP No. 428236103

1.  Name of reporting person                                  William R. Hewlett
         S.S. or I.R.S. identification no.
         of above person
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2.   Check the appropriate box if a member of a group         (a) /  /
                  (see instructions)                          (b) /x/
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3.   SEC use only
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4.   Citizenship or place of organization                     United States
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Number of shares beneficially owned by each report person with

         5.   Sole voting power                                              0
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         6.   Shared voting power                                   69,017,948
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         7.   Sole dispositive power                                         0
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         8.  Shared dispositive power                               67,877,628
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9.  Aggregate amount beneficially owned by each reporting person    69,031,998
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10.  Check box if the aggregate amount in row (9) excludes certain shares  / /
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11.  Percent of class represented by amount in row (9)                    6.6%
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12.  Type of reporting person                                             IN
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CUSIP No. 428236103

1.  Name of reporting person                                  Walter B. Hewlett
         S.S. or I.R.S. identification no.
         of above person
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2.   Check the appropriate box if a member of a group         (a) /  /
                  (see instructions)                          (b) /x/
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3.   SEC use only
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4.   Citizenship or place of organization                     United States
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Number of shares beneficially owned by each report person with

         5.   Sole voting power                                        344,204
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         6.   Shared voting power                                   69,019,228
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         7.   Sole dispositive power                                   344,204
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         8.  Shared dispositive power                               67,878,908
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9.  Aggregate amount beneficially owned by each reporting person    69,364,282
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10.  Check box if the aggregate amount in row (9) excludes certain shares  / /
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11.  Percent of class represented by amount in row (9)                    6.7%
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12.  Type of reporting person                                             IN
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CUSIP No. 428236103

1.  Name of reporting person                             Edwin E. van Bronkhorst
         S.S. or I.R.S. identification no.
         of above person
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2.   Check the appropriate box if a member of a group         (a) /  /
                  (see instructions)                          (b) /  /
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3.   SEC use only
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4.   Citizenship or place of organization                     United States
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Number of shares beneficially owned by each report person with

         5.   Sole voting power                                             88
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         6.   Shared voting power                                  190,521,592
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         7.   Sole dispositive power                                        88
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         8.  Shared dispositive power                              190,521,592
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9.  Aggregate amount beneficially owned by each reporting person   190,521,680
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10.  Check box if the aggregate amount in row (9) excludes certain shares  / /
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11.  Percent of class represented by amount in row (9)                   18.3%
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12.  Type of reporting person                                            IN
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ITEM 1

(a).  NAME OF ISSUER.

         The name of the issuer is Hewlett-Packard Company (the "Company").

(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         The principal executive offices of the Company are located at 3000 Hanover Street, Palo Alto, California 94304.

ITEM 2

(a).  NAMES OF PERSONS FILING.

         The names of the filing persons are William R. Hewlett, Walter B. Hewlett and Edwin E. van Bronkhorst.

(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         The business address for all filing persons is c/o Los Trancos Management, LLC, 1501 Page Mill Road, MS 3U-10, Palo Alto, CA 94304.

(c).  CITIZENSHIP.

         Each of the filing persons is a citizen of the United States.

(d).  TITLE OF CLASS OF SECURITIES.

         This statement relates to the common stock, $0.01 par value per share, of the Company (the "Common Stock").

(e).  CUSIP NO.

         The CUSIP number of the Common Stock is 428236103.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONSECTION 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).



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         (d) [ ] Investment company registered under section 8 of the Investment
                 Company Act of 104-(15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         This statement is being filed pursuant to 13d-1(c).

ITEM 4.  OWNERSHIP.

         According to the most recently available Quarterly Report on Form 10-Q of the Company filed on September 14, 1998, there are 1.04 billion shares of the Common Stock issued and outstanding.

William R. Hewlett
------------------

         The following information relates to shares of the Common Stock for which William R. Hewlett holds sole or shared voting or dispositive authority:

         (a) Number of shares beneficially owned:  69,031,998

         (b) Percent of class:  6.6%

         (c) The number of shares as to which William R. Hewlett has:

             (i)   Sole power to vote or to direct the vote:
                         none;

             (ii)  Shared power to vote or to direct the vote:
                         69,017,948 shares;

             (iii) Sole power to dispose or to direct the disposition of:
                         none;

             (iv) Shared power to dispose or to direct the disposition of:
                         67,877,628 shares.



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         Of the shares beneficially owned by William R. Hewlett, he shares voting and dispositive authority as trustee with co-trustees Walter B. Hewlett and Edwin E. van Bronkhorst over 60,903,396 shares held by the William R. Hewlett Revocable Trust dated 2/3/95 (the "Trust"), the terms of which permit any two of the three trustees (William R. Hewlett, Walter B. Hewlett and Edwin
E. van Bronkhorst) to direct the vote or disposition of the Trust's shares of the Common Stock. He shares voting and dispositive authority with his spouse, pursuant to community property laws, over 1,763,232 shares which he and his spouse hold as community property. He also shares voting and dispositive authority over such 1,763,232 shares with Walter B. Hewlett and Edwin E. van Bronkhorst, pursuant to a Durable Power of Attorney For Property dated March 5, 1997 (the "Power of Attorney") which, among other things, grants voting and dispositive power over shares of the Common Stock owned or controlled by him to each of Walter B. Hewlett and Edwin E. van Bronkhorst as attorneys-in-fact. In addition, as a director of the William and Flora Hewlett Foundation (the "Foundation"), he shares voting and dispositive authority, with the other directors of the Foundation, over 5,211,000 shares held by the Foundation; he shares voting authority, with Walter B. Hewlett and Edwin E. van Bronkhorst pursuant to the Power of Attorney, over 1,140,320 shares held by the Flora Hewlett Trust, the terms of which give him authority to vote such shares; and his spouse personally owns 14,050 shares as to which he has neither voting nor dispositive authority.

         William R. Hewlett disclaims beneficial ownership of the 5,211,000 shares held by the Foundation, the 1,140,320 shares held by the Flora Hewlett Trust and the 14,050 shares held by his spouse as he has no economic interest in any of these shares.

Walter B. Hewlett
-----------------

         The following information relates to shares of the Common Stock for which Walter B. Hewlett holds sole or shared voting or dispositive authority:

         (a) Number of shares beneficially owned:  69,364,282

         (b) Percent of class:  6.7%

         (c) The number of shares as to which Walter B. Hewlett has:

             (i)   Sole power to vote or to direct the vote:  344,204 shares;

             (ii)  Shared power to vote or direct the vote:  69,019,228 shares;

             (iii) Sole power to dispose or to direct the disposition of:
                         344,204 shares;

             (iv)  Shared power to dispose or to direct the disposition of:
                         67,878,908 shares.

         Of the shares which are beneficially owned by Walter B. Hewlett, he has sole voting and dispositive authority over 329,874 shares which he personally owns (including 2,124 shares purchasable pursuant to currently vested options); he shares voting and dispositive authority, as a trustee, with co-trustees William R. Hewlett and Edwin E. van Bronkhorst over



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60,903,396 shares held by the Trust; he shares voting and dispositive authority, pursuant to the Power of Attorney, with William R. Hewlett, William R. Hewlett's spouse and Edwin E. van Bronkhorst over 1,763,232 shares held by William R. Hewlett and William R. Hewlett's spouse as community property; as a director of the Foundation, he shares voting and dispositive authority with the other Foundation directors over 5,211,000 shares held by the Foundation; he shares voting authority, pursuant to the Power of Attorney, with William R. Hewlett and Edwin E. van Bronkhorst over 1,140,320 shares held by the Flora Hewlett Trust, the terms of which give voting authority over such shares to William R. Hewlett; he has sole voting and dispositive authority over 14,330 shares that he holds as custodian for his children; he shares voting and dispositive authority with his spouse over 1,280 shares held by them as community property; and his son owns
850 shares as to which he has neither voting nor dispositive authority.

         Walter B. Hewlett disclaims beneficial ownership of the 5,211,000 shares held by the Foundation; the 60,903,396 shares held by the Trust; the 1,140,320 shares held by the Flora Hewlett Trust; the 1,763,232 shares held personally by William R. Hewlett and William R. Hewlett's spouse as community property; the 14,330 shares held as custodian for his children; and the 850 shares owned by his son as he has no economic interest in any of these shares.

Edwin E. van Bronkhorst
-----------------------

         The following information relates to shares of the Common Stock for which Edwin E. van Bronkhorst holds sole or shared voting or dispositive authority:

         (a) Number of shares beneficially owned:  190,521,680

         (b) Percent of class:  18.3%

         (c) The number of shares as to which Edwin E. van Bronkhorst has:

             (i)   Sole power to vote or to direct the vote:
                         88 shares;

             (ii)  Shared power to vote or to direct the vote:
                         190,521,592 shares;

             (iii) Sole power to dispose or to direct the disposition of:
                         88 shares;

             (iv)  Shared power to dispose or to direct the disposition of:
                         190,521,592 shares.

         Of the shares which are beneficially owned by Edwin E. van Bronkhorst, he holds sole voting and dispositive authority over 88 shares personally owned by him; he shares voting and dispositive authority, as a trustee, with co-trustees William R. Hewlett and Walter B. Hewlett over 60,903,396 shares held by the Trust; as a director of the David and Lucile Packard Foundation (the "Packard Foundation"), he shares voting and dispositive authority with the other Packard Foundation directors over 125,564,828 shares held by such foundation; he shares voting and dispositive authority, pursuant to the Power of Attorney, with William R. Hewlett, William R. Hewlett's spouse and Walter B. Hewlett over 1,763,232 shares held as community property by



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William R. Hewlett and William R. Hewlett's spouse; he shares voting authority pursuant to the Power of Attorney, with William R. Hewlett and Walter B. Hewlett and dispositive authority, as a co-trustee, over 1,140,320 shares held by the Flora Hewlett Trust, the terms of which give William R. Hewlett authority to vote such shares; he shares voting and dispositive authority, as a trustee, over 922,384 shares held in trust for Mary H. Jaffe; and he shares voting and dispositive authority, as a trustee, over 227,432 shares held in trust for Eleanor H. Gimon.

         Other than the 88 shares personally owned by him, Edwin E. van Bronkhorst disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         None of the persons filing this statement is aware of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock outstanding that is not described in this statement or disclosed in other statements and reports filed with the Securities and Exchange Commission.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         As described in the response to Item 4, some of the reported securities are held by trusts or foundations. Certain of the filing persons are control persons with regard to the Trust, the Foundation or the Packard Foundation which are identified on Exhibit 2 to this statement.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This statement is not being filed pursuant to Section 17 C.F.R. Section 13d-1(b)(1)(ii)(J). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This statement is not reporting the dissolution of any group.

ITEM 10. CERTIFICATIONS.

         Each of the filing persons signing this statement certifies as follows:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the



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effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 1998.

                               /s/ William R. Hewlett*
                               ------------------------------------------------
                               William R. Hewlett

                               /s/ Walter B. Hewlett
                               ------------------------------------------------
                               Walter B. Hewlett

                               /s/ Edwin E. van Bronkhorst
                               ------------------------------------------------
                               Edwin E. van Bronkhorst


                               * By Walter B. Hewlett, his Attorney in Fact



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Exhibit 1


            AGREEMENT REGARDING FILING OF JOINT ACQUISITION STATEMENT


         Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the Common Stock of the Hewlett-Packard Company to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.


December 18, 1998                  /s/ William R. Hewlett*
                                   --------------------------------------------
                                   William R. Hewlett

December 18, 1998                  /s/ Walter B. Hewlett
                                   --------------------------------------------
                                   Walter B. Hewlett

December 18, 1998                  /s/ Edwin E. van Bronkhorst
                                   --------------------------------------------
                                   Edwin E. van Bronkhorst


                                   * By Walter B. Hewlett, his Attorney in Fact



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Exhibit 2


                Identification of Relevant Subsidiaries (Item 7)



The William and Flora Hewlett Foundation
525 Middlefield Road
Suite 200
Menlo Park, CA  94025
www.hewlett.org


The William R. Hewlett Revocable Trust dated 2/3/95
c/o Los Trancos Management, LLC
1501 Page Mill Road, MS 3U-10 Palo Alto, CA 94304


The David and Lucile Packard Foundation
300 Second Street, Suite 200
Los Altos, CA  94022
www.packard.org



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Exhibit 3


                     DURABLE POWER OF ATTORNEY FOR PROPERTY


         I, WILLIAM R. HEWLETT, a resident of Santa Clara County, California, appoint you, WALTER BERRY HEWLETT and EDWIN E. VAN BRONKHORST, severally and not jointly, as my attorneys-in-fact to act for me and in my name as authorized by this durable power of attorney. Each of you shall be referred to in this durable power of attorney as "my attorney-in-fact." Each of you, acting alone, shall have full power and authority to act on my behalf under the terms of this durable power of attorney. If one of you dies, resigns, or fails or ceases to act or is unable to act because of incapacity, the other of you shall act alone as my attorney-in-fact.

         I intend under this document to create a durable power of attorney pursuant to the California Power of Attorney Law, Division 4.5 of the California Probate Code.

         1. YOUR POWERS. I hereby grant to you the following powers regarding the management of my property, to be used for my benefit and to be exercised only in a fiduciary capacity. These powers shall include those set forth below but shall, in addition, include any other powers reasonably necessary to the exercise of the enumerated powers.

         . . . .

                  (bb) To transact all and every kind of business of any kind and generally to take any actions and make any contracts, orders, deeds, writings, assurances and instruments which may be necessary or proper on my behalf, and generally to act for me in all matters affecting any business or property which I may own now or in the future with the same force and effect as though I were personally present and acting for myself.

         . . . .

         This durable power of attorney is executed by me on March 5, 1997, at Palo Alto, California.


                                            /s/ William R. Hewlett
                                            ---------------------------
                                            William R. Hewlett

Signature of Attorney-in-Fact:

/s/ Walter Berry Hewlett
--------------------------------
Walter Berry Hewlett


/s/ Edwin E. van Bronkhorst
--------------------------------
Edwin E. van Bronkhorst



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